DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

TELEPHONE  908-832-5546

FACSIMILE   908-832-9601

EFAX              847-556-1456                                                                                                                                                                                                                                                 MEMBER TEXAS AND

EMAIL   dhluciano@embarqmail.com                                                                                                                                                                                                                                NEW JERSEY BARS

August 14, 2009

Ms. Ivette Leon

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

Re:

-Asia Premium Television Group, Inc. (“Company”)
-Staff Letter dated August 13, 2009 (“Staff Letter”)

Dear Ms. Leon:

This writing confirms my conversation yesterday with Mr. Joseph Kempf, of the Staff, with respect to the Staff Letter.

As I stated to Mr. Kempf, the Company intends to respond to the Staff’s July 13, 2009 Comment Letter during the week of August 24, 2009. Unfortunately, summer schedule conflicts precluded an earlier response. Personally, I will be out of the office next week, however, if you need to reach me during that period, my cell phone number is 908-328-3731.

I thank you for your courtesies in this matter.

Sincerely,

/s/ Daniel H. Luciano

Daniel H. Luciano